Exhibit 10.4

Execution Version

FACILITIES USE AGREEMENT

This Facilities Use Agreement (this “Agreement”) is made effective as of November 15, 2021 (“Effective Date”) by and between Clear Spring Life Insurance Company, a Texas stock life insurance company (“CSLIC”), and Group 1001 Resources, LLC, a Delaware limited liability company (“G1001 Resources”).

WHEREAS, CSLIC has property, equipment and facilities for the maintenance and operation of business enterprises, such as G1001 Resources;

WHEREAS, G1001 Resources may from time to time enter into agreements with certain of its subsidiaries to provide services related to the maintenance and operations of those subsidiaries;

WHEREAS, G1001 Resources desires to make use of certain property, equipment and facilities of CSLIC, whether leased or owned (collectively, the “facilities”), for use in Group 1001 Resources’ day-to-day operations;

WHEREAS, CSLIC and G1001 Resources contemplate that such an agreement for the use of the facilities will achieve certain operating economies and provide economic and other benefits to each of them; and

WHEREAS, CSLIC and G1001 Resources wish to ensure that all charges for the use of the facilities incurred hereunder are reasonable and are based on actual costs arrived at in a fair and equitable manner, and that estimated costs, whenever used, are adjusted periodically to bring them into alignment with actual costs;

NOW, THEREFORE, in consideration of the premises and of the mutual promises set forth herein, and intending to be legally bound hereby, CSLIC and G1001 Resources agree as follows:

1.    USE OF FACILITIES. Subject to the terms, conditions and limitations of this Agreement, CSLIC agrees to the extent requested by G1001 Resources to make available to G1001 Resources such of the facilities as G1001 Resources may determine to be reasonably necessary in the conduct of G1001 Resources’ operations, including the use of communications and processing and computing equipment, software programming and documentation, information technology, bank accounts, intellectual property, business property, furniture and fixtures, third-party vendor contracts and licenses, and support and maintenance services related to the use by G1001 Resources of the facilities.

CSLIC agrees at all times to maintain sufficient facilities and resources of the kind necessary to perform under this Agreement. CSLIC will oversee any functions and services which it provides under this Agreement, and will monitor those functions and services o an annual basis for quality assurance.

(a) CAPACITY OF PERSONNEL AND STATUS OF FACILITIES. Whenever CSLIC utilizes its personnel to perform services for, or on behalf of, G1001 Resources pursuant to this Agreement, such personnel shall at all times remain employees of CSLIC subject solely to its direction and control, and CSLIC shall alone retain full liability to such employees for their welfare, salaries, fringe benefits, legally required employer contributions, and tax obligations.

No facility of CSLIC used in performing services for or subject to use by G1001 Resources shall be deemed to be transferred, assigned, conveyed, or leased by performance or use pursuant to this Agreement.

(b) EXERCISE OF JUDGMENT IN RENDERING SERVICES. In providing any services hereunder that require the exercise of judgment by CSLIC, CSLIC shall perform any such service in accordance with any standards and guidelines that G1001 Resources develops and communicates to CSLIC. In performing any services hereunder, CSLIC shall at all times act in a manner reasonably calculated to be in or not opposed to the best interests of G1001 Resources.

(c) CONTROL. The performance of services by CSLIC for or on behalf of G1001 Resources pursuant to this Agreement shall in no way impair the absolute control of the business and operations of the Board of Directors of CSLIC or the governing body of G1001 Resources. CSLIC and G1001 Resources shall act hereunder so as to ensure the separate operating identity of G1001 Resources.

(d) SERVICES. The performance of CSLIC under this Agreement with respect to the business and operation of G1001 Resources shall at all times be subject to the direction of the Board of Directors of G1001 Resources.

2.    CHARGES. G1001 Resources agrees to reimburse CSLIC for the cost of the facilities provided by CSLIC to G1001 Resources pursuant to this Agreement. The charge to G1001 Resources for use of the facilities shall include all direct and directly allocable expenses, reasonably and equitably determined to be attributable to G1001 Resources by CSLIC.

CSLIC’s determination of charges hereunder shall be presented to G1001 Resources, and if G1001 Resources objects to any such determination, it shall so advise CSLIC within thirty (30) days of receipt of notice of said determination. Unless the parties can reconcile any such objection, they shall agree to the selection of a firm of independent certified public accountants, which shall determine the charges properly allocable to G1001 Resources and shall, within a reasonable time, submit such determination, together with the basis therefor, in writing to CSLIC and G1001 Resources, whereupon such determination shall be binding. The expenses of such a determination by a firm of independent certified public accountants shall be borne equally by CSLIC and G1001 Resources.

3.    PAYMENT. Within thirty (30) days after the last day of each calendar month, CSLIC intends to submit to G1001 Resources a detailed written statement of charges due from G1001 Resources to CSLIC in the preceding month. CSLIC reserves the right to provide statements on a less frequent basis, but in no event less than on a quarterly basis. Each statement shall include charges not included in any previous statements, and any balance payable or to be refunded as shown in the statement shall be paid or refunded within thirty (30) days following receipt of the written statement by G1001 Resources. G1001 Resources shall not advance funds to CSLIC except to pay for services performed hereunder. All payments and accounting related to or under this Agreement will comply with the requirements of the Accounting Practices and Procedures Manual published by the National Association of Insurance Commissioners, to the extent applicable. All funds and invested assets of CSLIC are the exclusive property of CSLIC, held for the benefit of CSLIC, and are subject to CSLIC”s control.

4.    STANDARD OF CARE. The parties shall use that degree of ordinary care and reasonable diligence in the performance hereunder that an experienced and qualified provider of similar facilities under a similar facilities use agreement would use acting in like circumstances and familiar with such matters and in accordance with such additional standards as may be adopted by G1001 Resources from time to time and communicated to CSLIC, including industry standards and applicable laws and any contractual obligations or limitations binding on G1001 Resources and made known to CSLIC. Furthermore, the parties agree to maintain backup systems and contingency plans to ensure that work stoppages, fires, riots, equipment, utility or transmission failures, shortage or damage, “acts of God,” or other similar occurrences do not jeopardize the integrity of the data or other information maintained on behalf of the other party. Each party warrants it will maintain such systems in conformity with corporate and prudent business standards.

5.    CONFIDENTIALITY. CSLIC and G1001 Resources shall hold and cause their respective affiliates, employees, and other representatives and agents, to hold, in strict confidence, Confidential Information of the other, unless they are compelled to disclose the same by judicial or administrative process or by other requirement of law. “Confidential Information” consists of all information, whether written or unwritten, treated by the respective party as confidential or in respect of which either party has a legal obligation of confidentiality, and may include, without limitation, certain proprietary information such as trade secrets, or information about policyholders, applicants, claimants or other third parties such as personally identifiable information and protected health information (“Customer Information”); provided, however, Confidential Information shall not include (i) information in the public domain other than as a result of a breach of a party’s confidentiality obligation hereunder, or (ii) information which at the time disclosed to the other party pursuant hereto was already rightfully in the possession of such other party in the same or substantially similar accumulated form. Customer Information includes any and all information in any medium or format that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular consumer, household, or device. Without limitation, Customer Information includes information qualifying as “personal information,” “nonpublic personal information,” “nonpublic information” and similar terms under the following laws and their implementing regulations: (1) California Consumer Privacy Act of 2018 (Cal. Civ. Code § 1798.100, et seq.); (2) 23 NYCRR

Part 500; (3) the California Financial Information Privacy Act (Cal. Fin. Code § 4050, et seq.); and (4) Gramm Leach Bliley Act (15 U.S.C. § 6801, et seq.). Each party shall take necessary and reasonable precautions to prevent unauthorized disclosure of Confidential Information of the other party or any policyholder, applicant, claimant or third party to whom the parties owe a duty of confidentiality and shall require all of its respective affiliates, employees, and other representatives and agents to whom it is necessary to disclose the same, or to whom the same has been disclosed, to keep such Confidential Information secret and confidential. A party’s obligations hereunder in respect of any item of Confidential Information shall continue after termination of this Agreement.

G1001 Resources agrees to keep Customer Information confidential in all material respects in accordance with all state and federal privacy laws and written policies which the parties may approve time to time. Unless otherwise required by law, G1001 Resources is prohibited from disclosing or using Customer Information for any purpose other to carry out its obligations under this Agreement.

G1001 Resources represents and warrants that it will: (v) keep all Customer Information strictly confidential; (w) comply with all applicable federal and state laws regarding the protection, disclosure, and deletion of Customer Information; (x) comply with any directions from CSLIC regarding the protection, disclosure, and deletion of its Customer Information, to the extent required by law; (y) maintain adequate systems and appropriate administrative, physical, technical, electronic, and procedural measures to protect and secure the confidentiality, integrity, and availability of the Customer Information; and (z) immediately report to CSLIC any use or disclosure of such party’s Customer Information not permitted by this Agreement.

CSLIC reserves the right to review G1001 Resources’ policies and procedures governing the maintenance of Customer Information. At CSLIC’s reasonable discretion and in accordance with CSLIC’s directions, G1001 Resources shall conduct, or pay the cost of conducting, an investigation of any incident required to be reported under this Section 5 and will provide or pay the costs of providing, any required notices to any individuals whose Customer Information was or is believed to have been involved.

6.    RECORDS AND DOCUMENTS. All books and records developed or maintained under or related to this Agreement are books and records of CSLIC and G1001 Resources. CSLIC shall be responsible for maintaining full and accurate accounts and records of all facilities used pursuant to this Agreement in accordance with applicable laws and regulations, and such additional information as G1001 Resources may reasonably request for purposes of its internal bookkeeping and accounting operations. CSLIC shall keep copies of such accounts and records available at its principal offices for audit, inspection, and copying by G1001 Resources and persons authorized by G1001 Resources or any governmental agency having jurisdiction over G1001 Resources during all reasonable business hours. Such accounts and records shall be delivered upon a request for such accounts and records by G1001 Resources or by any governmental agency having jurisdiction over G1001 Resources.

7.    RECORDS AND AUDIT RIGHTS. All books, records, and files established and maintained by CSLIC by reason of its performance under this Agreement which, absent this Agreement, would have been held by G1001 Resources, shall be: (i) deemed the property of G1001 Resources and under G1001 Resources’ direct supervision, management, and control; (ii) maintained in accordance with applicable laws and regulations; and (iii) subject to examination at all times by G1001 Resources and persons authorized by G1001 Resources or any governmental agency having jurisdiction over G1001 Resources.

With respect to documents that would otherwise be held by G1001 Resources and which may be obtained by CSLIC in performing under this Agreement, CSLIC shall deliver such documents to G1001 Resources upon a request for such documents by G1001 Resources or by the Supervisor.

In addition to the foregoing, G1001 Resources may audit CSLIC, at G1001 Resources’ sole expense and upon reasonable notice, to ensure that security controls and operational management procedures are in place as required by this Agreement, provided, however, that nothing herein will allow G1001 Resources to review data or other information pertaining to other customers of CSLIC. CSLIC will also make available to G1001 Resources, upon written notice, copies of any external audit reports produced for CSLIC with respect to performance under this Agreement.

8.    RIGHT TO CONTRACT WITH THIRD PARTIES. Nothing herein shall be deemed to grant CSLIC an exclusive right to provide use of facilities to G1001 Resources, and CSLIC retains the right to contract with any other party, affiliated or unaffiliated, for the use of facilities as are available to or have been requested by G1001 Resources pursuant to this Agreement.

9.    CONTACT PERSON(S). G1001 Resources and CSLIC each shall appoint one or more individuals who shall serve as contact persons for the purpose of carrying out this Agreement. Such contact persons shall be authorized to act on behalf of their respective parties as to the matters pertaining to this Agreement. Effective upon execution of this Agreement, the initial contact persons shall be those set forth in Appendix A. Each of the parties shall notify the other, in writing, as to any change, including any change for any such designated contact person.

10.    TERMINATION. This Agreement shall remain in effect until terminated by either CSLIC or G1001 Resources by giving ninety (90) days or more advance written notice. Either G1010 Resources or CLSLIC may terminate this Agreement for cause in the event of a material breach of this Agreement, provided that the non-breaching party must provide written notice of the material breach to the breaching party and provide the breaching party a thirty (30) day cure period. Upon termination, CSLIC shall promptly deliver to G1001 Resources all books and records that are, or are deemed by this Agreement to be, the property of G1001 Resources.

Application software and all copies thereof developed by CSLIC for G1001 Resources’ use shall become, and that developed by G1001 Resources and provided to CSLIC for G1001 Resources’ exclusive use shall remain, the property of G1001 Resources in perpetuity. To the extent allowed by applicable law, G1001 Resources shall have the same rights as CSLIC in any other software or copies thereof obtained by CSLIC under license from third party vendors. G1001 Resources may purchase other software or copies thereof from third party vendors for its exclusive use on CSLIC’s equipment if G1001 Resources so desires. CSLIC agrees that any software or copies thereof purchased by G1001 Resources and used by CSLIC in connection with this Agreement shall remain the property of G1001 Resources.

Notwithstanding the foregoing, G1001 Resources shall have no automatic right to terminate this Agreement if CSLIC is placed in liquidation, rehabilitation, conservation or ancillary receivership, or is seized by the commissioner under Texas Insurance Code Chapter 443, as the context requires (“receivership”), G1001 Resources will continue to maintain any systems, programs, or other infrastructure under this Agreement notwithstanding CSLIC being in receivership, and will make them available to the liquidator, rehabilitator, conservator, ancillary receiver, or commissioner, as the context requires (the “receiver”), for so long as G1001 Resources continues to receive timely payment, if any, for services rendered. Further, if CSLIC is in receivership, all of the rights of CSLIC under this Agreement extend, to the extent permitted by applicable law, to the receiver, and all books and records will immediately be made available to the receiver, and must be turned over to the receiver immediately upon the receiver’s request.

11.    SETTLEMENT ON COMPLETE TERMINATION. No later than thirty (30) days after the effective date of termination of this Agreement, CSLIC shall deliver to G1001 Resources a detailed written statement of all charges incurred and not included in any previous statement to the effective date of termination. The amount owed or to be refunded hereunder shall be due and payable within thirty (30) days of receipt of such statement.

12.    ASSIGNMENT. This Agreement and any rights pursuant hereto shall not be assignable by either party hereto, except as set forth herein or by operation of law. Except as and to the extent specifically provided in this Agreement, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto, or their respective legal successors, any rights, remedies, obligations, or liabilities, or to relieve any person other than the parties hereto, or their respective legal successors, from any obligations or liabilities that would otherwise be applicable. The representations, warranties, covenants, and agreements contained in this Agreement shall be binding upon, extend to, and inure to the benefit of the parties hereto, their, and each of their, successors and assigns respectively.

Either party hereto may assign this Agreement and any rights pursuant hereto to an affiliate of that party, subject to receipt of written consent of the other party. Such consent shall not be unreasonably withheld.

13.    GOVERNING LAW. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Texas applicable to contracts made and to be performed in that State without regard to principles of conflict of laws.

14.    ARBITRATION. Any unresolved dispute or difference between the parties arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association and the Expedited Procedures thereof. The award rendered by the Arbitrator shall be final and binding upon the parties, and judgment upon the award rendered by the Arbitrator may be entered in any Court having jurisdiction thereof. The arbitrators shall be persons unaffiliated with either CSLIC or G1001 Resources.

15.    INDEMNIFICATION. G1001 Resources and CSLIC agree to hold each other harmless and to indemnify each other against any and all extra-contractual liability and any related loss, damage, expense, costs, cause of action, demand, penalty, fine, or claim (including cost of litigation or administrative proceeding and counsel fees) arising out of or related to performance hereunder to the extent the same are caused by the act or failure to act of the indemnifying party or by acts of gross negligence or willful misconduct committed by the indemnifying party’s directors, officers, employees, or agents.

16.    NOTICE. All notices, statements, or requests provided for hereunder shall be deemed to have been duly given when delivered by hand to an officer of the other party,

or when deposited with the U.S. Postal Service, as first class certified or registered mail, postage prepaid, overnight courier service, telex or telecopier, addressed:

(a)	If to CSLIC, to:
10555 Group 1001 Way
Zionsville, Indiana 46077
Att: Legal

(b)	If to G1001 Resources, to:
10555 Group 1001 Way
Zionsville, Indiana 46077
Att: Legal

or to such other persons or places as each party may from time to time designate by written notice sent as aforesaid.

17.    ENTIRE AGREEMENT. This Agreement, together with such amendments as may from time to time be executed in writing by the parties, constitutes the entire agreement and understanding between the parties in respect of the transactions contemplated hereby.

18.    SECTION HEADINGS. Section headings contained herein are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

19.    COUNTERPARTS. This Agreement may be executed in separate counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers duly authorized to do so, as of the Effective Date first above written.

CLEAR SPRING LIFE INSURANCE COMPANY

James D. Purvis
Chief Operating Officer

GROUP 1001 RESOURCES, LLC

David B. Snyder
Secretary

APPENDIX A

CONTACT PERSON(S) FOR CSLIC:

ATTN: General Counsel

10555 Group 1001 Way

Zionsville, Indiana 46077

Telephone: (312) 357-0531

CONTACT PERSON(S) FOR G1001 RESOURCES:

ATTN: Chief Legal Officer/Secretary

10555 Group 1001 Way

Zionsville, Indiana 46077

Telephone: (317) 975-3260

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